Exhibit 14.2

OCEANFIRST FINANCIAL CORP.
CODE OF ETHICS FOR SENIOR OFFICERS

It is the policy of OceanFirst Financial Corp. (the “Company”) that the Company’s Principal Executive Officer (“PEO”), Principal Financial Officer (“PFO”) and Principal Accounting Officer/Controller (collectively referred to herein as the “Senior Officers”) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1.
Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interests and the interests of the Company, including receiving improper personal benefits as a result of his or her position.

2.
Perform responsibilities with a view to causing periodic reports and other documents filed with the Securities and Exchange Commission and other public communications to contain information that is full, fair, accurate, timely and understandable.

3.	Comply with laws of federal, state, and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

4.	Promptly report violations or suspected violations of this Code of Ethics to the Chair of the Audit Committee or, if a violation involves any member of the Audit Committee, to outside counsel.

5.	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

6.
Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose. Do not use confidential information acquired in the course of the performance of his or her responsibilities for personal advantage.

7.	Proactively promote ethical behavior among subordinates and peers.

8.	Use corporate assets and resources employed or entrusted in a responsible manner.

9.	Not use corporate information, corporate assets, corporate opportunities or one’s position with the Company for personal gain.

10.	Not compete directly or indirectly with the Company.

11.	Advance the Company’s legitimate interests when the opportunity arises.

It is also the policy of the Company that the Senior Officers who serve as the senior officers of the Company’s wholly owned subsidiary, OceanFirst Bank, N.A., must comply with this Code of Ethics as well as any code of ethics and conflicts of interest policy of OceanFirst Bank, N.A. as in effect from time to time.
The Audit Committee of the Board of Directors shall have the power to monitor, make determinations, and recommend action to the Board with respect to violations of this Code of Ethics, with the intention of holding the persons governed by this Code of Ethics accountable for adherence hereto. Any waivers of this Code of Ethics may only be made by the Board of Directors and must be promptly disclosed to the Company’s stockholders in accordance with applicable laws and regulations. Waivers should not be granted except under extraordinary or special circumstances. Amendments to this Code of Ethics may only be made by the Board of Directors and must be promptly disclosed to the Company’s stockholders in accordance with applicable laws and regulations.

Adopted February 23, 2022